UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Corcept Therapeutics Incorporated
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
218352102
(CUSIP Number)
James Coyne King, Esq.
Hanify & King, P.C.
One Beacon Street
Boston, Massachusetts 02108
(617) 423-0400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 6, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	218352102

1	NAMES OF REPORTING PERSONS Paperboy Ventures, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		845,181(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

845,181(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

845,181

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%

14	TYPE OF REPORTING PERSON

PN
(1) Directly owned by Paperboy Ventures, LLC, a Delaware limited liability company. Mr. Allen Andersson is the sole member of Paperboy Ventures, LLC and may be deemed to have shared voting and dispositive power with respect to such shares.

This Amendment No. 5 (this “Amendment”) further amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 1, 2007 and amended on November 13, 2007, December 27, 2007, March 25, 2008 and November 11, 2008 by and on behalf of Paperboy Ventures, LLC, a Delaware limited liability company with respect to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Corcept Therapeutics Incorporated, a Delaware corporation (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement on Schedule 13D dated March 28, 2008, as amended, shall remain unchanged.
ITEM 5. Interest in Securities of Issuer
(a) According to the Issuer’s Quarterly Report filed on Form 10-Q, dated November 14, 2008, there were 48,880,051 shares of the Issuer’s Common Stock issued and outstanding. The Reporting Person may be deemed to beneficially own 845,181 shares of Common Stock of the Issuer, along with sole member Allen Andersson, representing approximately 1.7% of the issued and outstanding shares of such class, assuming all warrants are exercised in full.
Of the 845,181 shares of Common Stock beneficially owned by the Reporting Person, none are subject to warrants that may be acquired and exercised at any time by Paperboy Ventures, LLC.
(b) The Reporting Person has the sole power to vote and dispose of -0- shares. The Reporting Person has the shared power to vote and dispose of 845,181 shares. The Reporting Person may be deemed to have shared voting power with Allen Andersson with respect to such shares.
(c) In the last sixty days the Reporting Person has not purchased any additional shares of the Issuer’s common stock in the open market, but did dispose of:
(i) 9,910,270 shares of common stock and warrants to purchase common stock under a negotiated Securities Purchase Agreement, dated February 6, 2009, among Paperboy Ventures, LLC and a number of purchasers, some of whom are affiliates of the Issuer, at a negotiated unit price of $0.70 per unit. Each unit consists of one share of common stock and 10.69% warrant coverage. The unit price has been allocated between the common stock and the warrant as follows: $0.687 per share of common stock and $0.013 for the warrant to purchase 10.69% of a share of common stock (representing a warrant purchase price of $0.125 for a warrant to purchase one share of common stock)
(ii) 285,714 shares of common stock at a negotiated share price of $0.70 per share to David Shaw on February 6, 2009;
(iii) 285,714 shares of common stock at a negotiated price of $0.70 per share to James and Pamela Wilson Family Partners on February 9, 2009; and
(iv) 432,809 shares of common stock at a negotiated price of $0.70 per share to Barney D. Pell on February 9, 2009.
(d) Not applicable.
(e) The reporting person ceased to be the beneficial owner of more than five percent of the class of securities on February 6, 2009.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On February 6, 2009, the Reporting Person disposed of 9,910,270 shares of common stock and warrants to purchase common stock under a negotiated Securities Purchase Agreement, dated February 6, 2009, among Paperboy Ventures, LLC and a number of purchasers, some of whom are affiliates of the Issuer, at a negotiated unit price of $0.70 per unit. Each unit consists of one share of common stock and 10.69% warrant coverage. The unit price has been allocated between the common stock and the warrant as follows: $0.687 per share of common stock and $0.013 for the warrant to purchase 10.69% of a share of common stock (representing a warrant purchase price of $0.125 for a warrant to purchase one share of common stock).
Except as disclosed herein, there are no additional contracts, arrangements, understandings or relations (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issue, including, but not limited to transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7. Material to Be Filed as Exhibits

Exhibit A:	Securities Purchase Agreement dated February 6, 2009, by and among Paperboy Ventures, LLC and a number of purchasers, some of whom are affiliates of the Issuer.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 11, 2009

/s/ Allen Andersson
Sole Member, Paperboy Ventures, LLC

EXHIBIT INDEX

Exhibit A:	Securities Purchase Agreement dated February 6, 2009, by and among Paperboy Ventures, LLC and a number of purchasers, some of whom are affiliates of the Issuer.